Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158663

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement is not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Pricing Supplement No. Preliminary Pricing Supplement - Subject to Completion (To Prospectus dated April 20, 2009 and Series L Prospectus Supplement dated April 21, 2009) December 30, 2009

$

90% Principal Protected Conditional Participation Notes Linked to the U.S. Dollar/Euro Exchange Rate Measure,

due January     , 2012

•

The notes are senior unsecured debt securities issued by Bank of America Corporation. Payment of the Redemption Amount (as defined below) at maturity is subject to our credit risk. The notes are linked to the value of the U.S. dollar/euro exchange rate measure (the “Exchange Rate Measure”), which tracks a short position in the euro relative to the U.S. dollar, based on the exchange rate for those currencies.

•

The notes are designed for investors with a view that the U.S. dollar will strengthen against the euro, and who want upside exposure to any increase in the Exchange Rate Measure from the Starting Value to the Ending Value (each as defined below), provided that the increase does not exceed a level that is between 16.00% to 20.00% above the Starting Value (the “Threshold Value”). Investors must be willing to lose up to 10% of the Original Offering Price (as defined below), forgo interest payments, and accept that their return will be limited to $0.400 per unit of the notes (the “Threshold Payment”) if the Ending Value is greater than the Threshold Value.

•

At maturity, you will receive a cash payment per unit of the notes (the “Redemption Amount”) based upon the direction and percentage change of the Exchange Rate Measure from the pricing date to the Valuation Date (each as defined below). The Redemption Amount per unit of the notes will be determined as follows:

•	If the Ending Value is greater than the Threshold Value, then the Redemption Amount will equal the sum of the Original Offering Price and the Threshold Payment.

•

If the Ending Value is greater than the Starting Value but equal to or less than the Threshold Value, then the Redemption Amount will equal the sum of (a) the Original Offering Price and (b) the product of the Original Offering Price, the Participation Rate of 125%, and the percentage increase of the Exchange Rate Measure from the Starting Value to the Ending Value.

•

If the Ending Value is less than or equal to the Starting Value, then the Redemption Amount will equal the greater of (a) the Minimum Redemption Amount (as defined below) and (b)(i) the Original Offering Price per unit minus (ii) the product of the Original Offering Price and the percentage decrease of the Exchange Rate Measure from the Starting Value to the Ending Value. Subject to our credit risk, in no case will you receive a Redemption Amount that is less than the Minimum Redemption Amount. The “Minimum Redemption Amount” per unit of the notes is $9.000.

•

The Starting Value will be set to 100.00 on the date the notes are priced for initial sale to the public (the “pricing date”). The Ending Value will be determined on a Valuation Date shortly before the maturity date of the notes, and will be determined as described below.

•

The Threshold Value will be determined on the pricing date and will be between 116.00 and 120.00 (16.00% to 20.00% above the Starting Value). The Threshold Payment will be $0.400 per unit of the notes, representing a return of 4% over the Original Offering Price.

•	The notes will be issued in denominations of whole units. Each unit will have a principal amount of $10.000 and an “Original Offering Price” per unit of $10.000.

•	The notes will mature on January , 2012.

•	The notes will not be listed on any securities exchange.

•

Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

•	The CUSIP number for the notes is .

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.175	$

Proceeds (before expenses)	$9.825	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be [$9.950] per unit and $0.125 per unit, respectively.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. (“BANA”) or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-13.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about February     , 2010 against payment in immediately available funds.

Depending on the pricing date, which may be in January or February 2010, the settlement date of the notes may occur in January or February 2010 and the maturity date may occur in January or February 2012. Any reference in this pricing supplement to the month in which the pricing date, settlement date, Valuation Date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

SUMMARY

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand these notes. You should read carefully the entire pricing supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used and not defined in this pricing supplement have the meanings ascribed to them in the prospectus supplement and prospectus.

In light of the complexity of the transaction described in this pricing supplement, you are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and the prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the selling agents is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

What are the notes?

The notes are senior unsecured debt securities issued by Bank of America Corporation, and are not guaranteed or insured by the FDIC or secured by collateral. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding, and the payment of the Redemption Amount at maturity is subject to our credit risk. The notes will mature on January     , 2012. We cannot redeem the notes at any earlier date. We will not make any payments on the notes until maturity.

The notes differ from traditional debt securities in that their return is linked to the value of the U.S. dollar/euro exchange rate measure (the “Exchange Rate Measure”), which tracks a short position in the euro relative to the U.S. dollar, based on the exchange rate for these currencies.

Investors who purchase the notes should be of the view that the U.S. dollar will strengthen against the euro over the term of the notes, and who want upside exposure to any increase in the Exchange Rate Measure from the Starting Value of 100.00 to the Ending Value, determined on a Valuation Date shortly before the maturity date, provided that the increase does not exceed a level that is between 16.00% to 20.00% above the Starting Value (the “Threshold Value”). If the Ending Value is greater than the Threshold Value, an investor’s return will be limited to a “Threshold Payment” of $0.400 per unit of the notes (or 4% over the original offering price of $10.000 per unit of the notes (the “Original Offering Price”)).

Investors in the notes must be willing to forgo interest payments on their investment, such as fixed or floating interest rates paid on conventional non-callable debt securities. Investors must also be willing to bear the risk of loss of up to 10% of the Original Offering Price if the U.S. dollar weakens relative to the euro.

What is the Exchange Rate Measure?

The Exchange Rate Measure to which the notes are linked tracks a short position in the euro relative to the U.S. dollar, based on the Exchange Rate for these currencies.

The “Exchange Rate” is expressed as the number of U.S. dollars for which one euro may be exchanged, as reported by Reuters Group PLC (“Reuters”) on page EURUSDFIXMP=WM, or any substitute page thereto, at approximately 10:00 a.m. New York City time. Accordingly, a decrease in the Exchange Rate (which would represent an increase in the value of the Exchange Rate Measure) means that the value of the U.S. dollar has strengthened against the euro, and an increase in the Exchange Rate (which would represent a decrease in the value of the Exchange Rate Measure) means that the value of the U.S. dollar has weakened against the euro.

Is it possible for you to lose some of your investment in the notes?

Yes. You may lose up to 10% of your investment if the Ending Value is less than the Starting Value, as described more fully below. Accordingly, you will lose a portion of your investment if the Exchange Rate on the Valuation Date is greater than the Exchange Rate on the pricing date, representing a weakening of the U.S. dollar relative to the euro. In addition, all payments on the notes are subject to our credit risk. Further, if you sell the notes prior to maturity, you may find that the market value per note is less than the Original Offering Price.

Is the return on the notes limited in any way?

Yes. If the Ending Value is greater than the Starting Value but is equal to or less than the Threshold Value, then your investment return, if any, is limited to the return represented by the Threshold Value multiplied by the Participation Rate of 125%. In other words, the notes offer investors leveraged upside participation in the strengthening of the U.S. dollar against the euro, subject to the Threshold Value. Depending upon the actual Threshold Value, this return will be limited to a percentage that will be between 20% and 25% over the Original Offering Price. For example, if the Threshold Value is 18% above the Starting Value (the midpoint of the Threshold Value range of 16% to 20%), then the return on the notes at maturity would be limited to 22.50% (that is, the Threshold Value of 18% multiplied by the Participation Rate of 125%) if the Ending Value is greater than the Starting Value but is equal to or less than the Threshold Value.

In addition, if the Ending Value is greater than the Threshold Value, then your return on the notes will be limited to the Threshold Payment. Consequently, a significant strengthening of the U.S. dollar relative to the euro will limit your return to the Threshold Payment, which represents a 4% return over the Original Offering Price. Depending upon the actual Threshold Value, your return will be limited to the Threshold Payment if the euro weakens against the U.S. dollar by more than 16% to 20%. For example, if the Threshold Value is 18% above the Starting Value (the midpoint of the Threshold Value range of 16% to 20%), and the euro weakened against the U.S. dollar by more than 18% from the Starting

Value to the Ending Value, then your return on the notes at maturity would be limited to the 4% return represented by the Threshold Payment.

What are the Initial Exchange Rate and the Final Exchange Rate?

The “Initial Exchange Rate” will be the Exchange Rate determined on the pricing date and will be set forth in the final pricing supplement that will be made available in connection with the sales of the notes. The “Final Exchange Rate” will be the Exchange Rate determined on the Valuation Date shortly before the maturity date.

Investors should be of the view that the Exchange Rate will decrease from the Initial Exchange Rate to the Final Exchange Rate by, at most, 16.00% to 20.00% (the actual percentage will depend on the actual Threshold Value, which will be determined on the pricing date).

What have been the historic levels of the Exchange Rate?

We have included a table setting forth the high and low daily Exchange Rates for the calendar quarters from January 2004 through December 18, 2009 in the section entitled “The Exchange Rate Measure” in this pricing supplement. We have provided this historical information to help you evaluate the performance of the Exchange Rate in various economic environments; however, these historical rates should not be taken as an indication of the future performance of the Exchange Rate, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

How will the Redemption Amount be calculated?

On the maturity date, subject to our credit risk as issuer of the notes, you will receive a cash payment per unit equal to the Redemption Amount. The Redemption Amount will be denominated in U.S. dollars and calculated as follows:

If the Ending Value is less than the Starting Value, you will receive a Redemption Amount per unit that is less than the Original Offering Price. However, in no case will the Redemption Amount be less than the “Minimum Redemption Amount” per unit of $9.000.

The “Participation Rate” is 125%.

The “Threshold Value” will be determined on the pricing date and will be between 116.00 and 120.00 (16.00% to 20.00% above the Starting Value).

The “Threshold Payment” will be $0.400 per unit, representing a return of 4% over the Original Offering Price.

How will the Starting Value and the Ending Value be determined?

The “Starting Value” of the Exchange Rate Measure will be set to 100.00 on the pricing date.

The “Ending Value” of the Exchange Rate Measure will be determined on the Valuation Date. The “Valuation Date” will be the fifth scheduled business day (as defined below) immediately prior to the maturity date. The actual Valuation Date will be determined on the pricing date and set forth in the final pricing supplement that will be made available in connection with sales of the notes. If it is determined that the scheduled Valuation Date is not a business day, the Ending Value will be determined as more fully described in “Description of the Notes—The Starting Value and the Ending Value” below.

The Ending Value will equal:

100 +	[	100 ×	(	Initial Exchange Rate - Final Exchange Rate	)	]
Initial Exchange Rate

The Ending Value will be rounded to two decimal places.

This formula will result in the Ending Value being greater than the Starting Value when the U.S. dollar strengthens against the euro, and the Ending Value being less than the Starting Value when the U.S. dollar weakens against the euro.

The currencies measured by the Exchange Rate will not change during the term of the notes except as described in “Description of the Notes—Discontinuance of the U.S. Dollar or the Euro” below.

Hypothetical Payout Profile

The following graph reflects the hypothetical returns on the notes at maturity, based on the Participation Rate of 125%, the Threshold Payment of $0.400 per unit, and a hypothetical Threshold Value that is 18.00% above the Starting Value (the midpoint of the Threshold Value range of 16.00% to 20.00% above the Starting Value). Because the hypothetical Threshold Value is 18.00% above the Starting Value, the hypothetical Redemption Amount per unit will not be greater than $12.250 (a 22.50% return over the Original Offering Price, or 18.00% multiplied by the Participation Rate).

The blue line reflects the hypothetical returns on the notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Threshold Value, and the term of your investment.

Hypothetical Redemption Amounts

Set forth below are four examples of the calculation of the Ending Value (rounded to two decimal places) and the Redemption Amount (rounded to three decimal places) payable at maturity, based upon a hypothetical Initial Exchange Rate of 1.4338 (the Exchange Rate as of December 18, 2009), the Starting Value of 100.00, the Minimum Redemption Amount of $9.000 per unit, the Threshold Payment of $0.400 per unit, the Participation Rate of 125%, and a hypothetical Threshold Value of 118.00 (the midpoint of the Threshold Value range of 116.00 to 120.00).

Example 1 – The hypothetical Final Exchange Rate is 2.1507, representing a weakening of the U.S. dollar against the euro from the Initial Exchange Rate (equivalent to a 50% strengthening of the euro relative to the U.S. dollar).

As a result, the hypothetical Ending Value is equal to 100.00 + [100.00 x ((1.4338 – 2.1507)/1.4338)], or 50.00.

Since the Ending Value is less than the Starting Value, the hypothetical Redemption Amount would be the greater of the Minimum Redemption Amount and:

$10.00 +	[	$10.00 x	(50.00 - 100.00)	]	= $5.000
100.00

Hypothetical Redemption Amount (per unit) = $9.000 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2 – The hypothetical Final Exchange Rate is 1.5055, representing a weakening of the U.S. dollar against the euro from the Initial Exchange Rate (equivalent to a 5% strengthening of the euro relative to the U.S. dollar).

As a result, the hypothetical Ending Value is equal to 100.00 + [100.00 x ((1.4338 – 1.5055)/1.4338)], or 95.00:

Since the Ending Value is less than the Starting Value, the hypothetical Redemption Amount would be the greater of the Minimum Redemption Amount and:

$10.00 +	[	$10.00 x	(95.00 - 100.00)	]	= $9.500
100.00

Hypothetical Redemption Amount (per unit) = $9.500

Example 3 – The hypothetical Final Exchange Rate is equal to 1.3621, representing a strengthening of the U.S. dollar against the euro from the Initial Exchange Rate (equivalent to a 5% weakening of the euro relative to the U.S. dollar).

As a result, the hypothetical Ending Value is equal to 100.00 + [100.00 x ((1.4338 – 1.3621)/1.4338)], or 105.00.

Since the hypothetical Ending Value is greater than the Starting Value but less than or equal to the hypothetical Threshold Value, the hypothetical Redemption Amount would equal:

$10.00 +	[	$10.00 x 125% x	(105.00 - 100.00)	]	= $10.625
100.00

Hypothetical Redemption Amount (per unit) = $10.625.

Example 4 – The hypothetical Final Exchange Rate is equal to 1.0037, representing strengthening of the U.S. dollar against the euro from the Initial Exchange Rate (equivalent to a 30% weakening of the euro relative to the U.S. dollar).

As a result, the hypothetical Ending Value is equal to 100.00 + [100.00 x (1.4338 – 1.0037)/1.4338], or 130.00:

Since the hypothetical Ending Value is greater than the hypothetical Threshold Value, the hypothetical Redemption Amount would equal:

$10.00 + $0.40 = $10.400

Hypothetical Redemption Amount (per unit) = $10.400, which is the sum of the Original Offering Price of $10.000 and the Threshold Payment of $0.400.

Hypothetical Returns

The following table illustrates, for the Starting Value of 100.00, the Minimum Redemption Amount (per unit) of $9.000, the Threshold Payment of $0.400, the Participation Rate of 125%, a hypothetical Threshold Value of 118.00 (the midpoint of the Threshold Value range of 116.00 to 120.00), and a range of hypothetical Ending Values:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the hypothetical Redemption Amount per unit of the notes (rounded to three decimal places);

•	the total rate of return to holders of the notes; and

•	the pretax annualized rate of return to holders of the notes.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the Notes	Pretax Annualized Rate of Return on the Notes (1)
55.00	-45.00%	$9.000	-10.00%	-5.22%
60.00	-40.00%	$9.000	-10.00%	-5.22%
65.00	-35.00%	$9.000	-10.00%	-5.22%
70.00	-30.00%	$9.000	-10.00%	-5.22%
75.00	-25.00%	$9.000	-10.00%	-5.22%
80.00	-20.00%	$9.000	-10.00%	-5.22%
85.00	-15.00%	$9.000	-10.00%	-5.22%
90.00	-10.00%	$9.000 (2)	-10.00%	-5.22%
95.00	-5.00%	$9.500	-5.00%	-2.56%
100.00 (3)	0.00%	$10.000	0.00%	0.00%
105.00	5.00%	$10.625	6.25%	3.07%
110.00	10.00%	$11.250	12.50%	6.00%
115.00	15.00%	$11.875	18.75%	8.82%
118.00 (4)	18.00%	$12.250 (5)	22.50%	10.45%
120.00	20.00%	$10.400 (6)	4.00%	1.98%
125.00	25.00%	$10.400	4.00%	1.98%
130.00	30.00%	$10.400	4.00%	1.98%
135.00	35.00%	$10.400	4.00%	1.98%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis, and assume an investment term from December 28, 2009 to December 28, 2011, a term expected to be similar to that of the notes.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $9.000 per unit of the notes.

(3)	The Starting Value will be set to 100.00 on the pricing date.

(4)	This is the hypothetical Threshold Value. The actual Threshold Value will be determined on the pricing date and will be set forth in the final pricing supplement made available in connection with sales of the notes.

(5)	The Redemption Amount per unit will not be greater than $12.250, based on a hypothetical Threshold Value of 118.00, which is 18.00% above the Starting Value.

(6)	This represents the Original Offering Price plus the Threshold Payment of $0.400 per unit.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Threshold Value, and the term of your investment.

Who will determine the Redemption Amount?

The calculation agent will make all determinations associated with the notes, such as determining the Initial Exchange Rate, the Final Exchange Rate, the Ending Value, and the Redemption Amount. Merrill Lynch Capital Services, Inc. (“MLCS”), one of our subsidiaries, will act as calculation agent for the notes. See the section entitled “Description of the Notes—Role of the Calculation Agent.”

Will you have the right to receive any euro?

No. You will have no right to receive any euro as a result of your investment in the notes. The Redemption Amount is payable only in U.S. dollars.

Who are the selling agents for the notes?

Our affiliates, MLPF&S and First Republic, are acting as our selling agents in connection with this offering and will be compensated based on the total principal amount of notes sold. In this capacity, neither of the selling agents is your fiduciary or advisor, and you should not rely upon any communication from them in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

How are the notes treated for U.S. federal income tax purposes?

We intend to treat the notes for U.S. federal income tax purposes as debt instruments that provide for contingent interest. As a result, the notes are considered to be issued with original issue discount, or “OID.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes. See the section entitled “U.S. Federal Income Tax Summary—Tax Characterization of the Notes.”

You will be required to include income on the notes over their term based upon a comparable yield for the notes, even though you will not receive any payments until maturity. We have determined this comparable yield in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to determine the amount of taxes that you will owe each year as a result of your ownership of the notes. This comparable yield is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or whether the actual Redemption Amount will exceed the Minimum Redemption Amount. Based on current market conditions, we have determined that the current estimated comparable yield will equal 2.03% per annum, compounded semi-annually. However, the estimated comparable yield may change between the date of this preliminary pricing supplement and the pricing date. The comparable yield determined on the pricing date will be set forth in the final pricing supplement.

Additionally, you generally will be required to recognize ordinary income on any gain realized on a sale, upon maturity, or upon another disposition of the notes. See the section entitled “U.S. Federal Income Tax Summary.”

If you are a Non-U.S. Holder (as defined below), payments on the notes generally will not be subject to U.S. federal income or withholding tax, as long as you provide us with the required completed tax forms.

Will the notes be listed on an exchange?

No. The notes will not be listed on any securities exchange, and a market for them may never develop.

Does ERISA impose any limitations on purchases of the notes?

Yes. An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (commonly referred to as “ERISA”), or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” including individual retirement accounts, individual retirement annuities or Keogh plans, or any entity the assets of which are deemed to be “plan assets” under the ERISA regulations, should not purchase, hold, or dispose of the notes unless that plan or entity has determined that its purchase, holding, or disposition of the notes will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

Any plan or entity purchasing the notes will be deemed to be representing that it has made such determination, or that a prohibited transaction class exemption (“PTCE”) or other statutory or administrative exemption exists and can be relied upon by such plan or entity. See the section entitled “ERISA Considerations.”

Are there any risks associated with your investment?

Yes. An investment in the notes is subject to risk. Please refer to the section entitled “Risk Factors” on the next page of this pricing supplement and page S-4 of the attached prospectus supplement.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

General Risks Relating to the Notes

Your investment may result in a loss. We will not repay you a fixed amount on the notes on the maturity date. Instead, the Redemption Amount will depend on the direction of and percentage change of the Exchange Rate Measure. If the Final Exchange Rate is greater than the Initial Exchange Rate (representing a weakening of the U.S. dollar relative to the euro), then the Ending Value will be less than the Starting Value, the Redemption Amount will be less than the Original Offering Price, and you may lose up to 10% of your investment in the notes.

Your return on the notes is limited. The notes offer exposure to increases in the Exchange Rate Measure from the Starting Value to the Ending Value, but only if the increase does not exceed the Threshold Value. If the Ending Value is greater than the Starting Value, but does not exceed the Threshold Value, your opportunity to participate in the strengthening of the U.S. dollar against the euro through an investment in the notes will be limited to a return equal to the return represented by the Threshold Value multiplied by the Participation Rate of 125%. In that case, your return on the notes would be limited to 20% to 25% over the Original Offering Price, depending upon the actual Threshold Value. However, if the U.S. dollar strengthens significantly relative to the euro, such that the Ending Value is greater than the Threshold Value, then your return on the notes will be limited to the Threshold Payment, which will represent a 4% return over the Original Offering Price.

Your yield may be less than the yield on a conventional debt security of comparable maturity. There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The yield that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors that affect the time value of money.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of the Redemption Amount at maturity is dependent upon our ability to repay our obligations at that time. No assurance can be given as to what our financial condition will be on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated changes in our credit ratings prior to the maturity date of the notes may affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the value of the Exchange Rate Measure, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

You must rely on your own evaluation of the merits of an investment linked to the Exchange Rate Measure. In the ordinary course of their businesses, our affiliates may have expressed views on the value of the U.S. dollar and the euro, and expected movements in the Exchange Rate, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the Exchange Rate may at any time have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Exchange Rate from multiple sources, and you should not rely on the views expressed by our affiliates.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide the selling agents with compensation for their services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the Original Offering Price.

Assuming there is no change in the value of the Exchange Rate Measure and no change in market conditions or any other relevant factors, the price, if any, at which a selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with, the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the value of the Exchange Rate Measure. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that one or both of the selling agents will act as a market-maker for the notes that it offers, but neither of them is required to do so. Any selling agent may discontinue its market-making activities as to the notes at any time. To the extent that a selling agent engages in any market-making activities, it may bid for or offer any series of the notes. Any price at which a selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the applicable selling agent were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not be affected by all developments relating to the Exchange Rate Measure. Changes in the value of the Exchange Rate Measure during the term of the notes before the Valuation Date will not be reflected in the calculation of the Redemption Amount. The calculation agent will calculate the Redemption Amount by comparing only the Ending Value to the Starting Value and to the Threshold Value. No other value of the Exchange Rate Measure will be taken into account. As a result, you may receive a Redemption Amount that is less than the Original Offering Price even if the U.S. dollar has strengthened against the euro at certain times during the term of the notes before weakening as of the Valuation Date, so that the Ending Value that is less than the Starting Value. Similarly, the U.S. dollar may strengthen only moderately against the euro, before strengthening significantly as of the Valuation Date so that the Ending Value exceeds the Threshold Value on the Valuation Date; in such a case, your return on the notes would be limited to the return represented by the Threshold Payment.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have the notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for the notes or no market at all. Even if you were able to sell the notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

The Exchange Rate. Because the Redemption Amount will be determined by reference to the Exchange Rate on the Valuation Date, we anticipate that the market value of the notes at any time will depend substantially on the Exchange Rate Measure and the Exchange Rate. The Exchange Rate will be influenced by complex and interrelated political, economic, financial, and other factors that affect the foreign exchange markets generally. Even if the U.S. dollar strengthens against the euro after the pricing date, if you are able to sell the notes before the maturity date, you may receive substantially less than the amount that would be payable at maturity based on that value because of the anticipation that the Exchange Rate will continue to fluctuate until the Ending Value is determined. If you sell the notes when the U.S. dollar has weakened against the euro, or has not strengthened sufficiently against, the euro, you may receive less than the Original Offering Price. In general, the market value of the notes will decrease as the value of the Exchange Rate Measure decreases, and increase as the value of the Exchange Rate Measure increases (except to the extent that the Exchange Rate Measure is at a level such that the Ending Value may be greater than the Threshold Value). However, as the value of the Exchange Rate Measure increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of the Exchange Rate Measure. Volatility is the term used to describe the size and frequency of market fluctuations. The volatility of the Exchange Rate Measure during the term of the notes may vary. In addition, an unsettled international environment and related uncertainties may result in greater market volatility, which may continue over the term of the notes. Increases or decreases in the volatility of the Exchange Rate Measure may have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and the European Union, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets and foreign exchange markets generally, may affect the Exchange Rate Measure and the value of the notes.

•

Interest Rates. We expect that changes in interest rates will affect the market value of the notes. In general, if U.S. interest rates increase, we expect that the market value of the notes will decrease, and conversely, if U.S. interest rates decrease, we expect that the market value of the notes will increase. Increases or decreases in interest rates in the U.S. and the European Union may affect the respective economies of the U.S. and the member states of the European Union, and, in turn, the Exchange Rate Measure, which may adversely affect the market value of the notes. In addition, increases or decreases in the level of interest rates in the U.S. which are greater than or less than those of the European Union may also adversely affect the Exchange Rate Measure and therefore, the value of the notes.

•

Time to Maturity. We anticipate that the notes may have a market value that may be different from that which would be expected based on the levels of market interest rates and the value of the Exchange Rate Measure. This difference will reflect a time premium or discount due to expectations concerning the value of the Exchange Rate Measure during the period before the maturity date. In general, as the time remaining to maturity decreases, the value of the notes will approach the amount that would be payable at maturity based on the then-current value of the Exchange Rate Measure.

In general, assuming all relevant factors are held constant, we anticipate that the effect on the market value of the notes based on a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in their term. However, we expect that the effect on the market value of the notes of a given change in the value of the Exchange Rate Measure and the Exchange Rate will be greater if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

Purchases and sales by us and our affiliates may affect your return. We and our affiliates may from time to time buy or sell the U.S. dollar or the euro, or futures or options contracts on those currencies, for our own accounts for business reasons. We also expect to enter into these transactions in connection with hedging our obligations under the notes. These transactions could affect the Exchange Rate Measure in a manner that could be adverse to your investment in the notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the pricing date may temporarily increase or decrease the value of the Exchange Rate Measure.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including the selling agents, may engage in trading activities related to the U.S. dollar and the euro that are not for your account or on your behalf. We and our affiliates from time to time may buy or sell the U.S. dollar or the euro or related futures or options contracts for our own accounts, for business reasons, or in connection with hedging our obligations under the notes. We also may issue, or our affiliates may underwrite, other financial instruments with returns based upon the U.S. dollar or the euro. These trading and underwriting activities could affect the Exchange Rate Measure in a manner that would be adverse to your investment in the notes.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

We or our affiliates may enter into these transactions on or prior to the pricing date, in order to hedge some or all of our anticipated obligations under the notes. This hedging activity could decrease the value of the Exchange Rate Measure on the pricing date.

In addition, from time to time during the term of the notes and in connection with the determination of the Ending Value, we or our affiliates may enter into additional hedging transactions or adjust or close out existing hedging transactions. We or our affiliates also may enter into hedging transactions relating to other notes or instruments that we issue, some of which may have returns calculated in a manner related to that of the notes. We or our affiliates will price these hedging transactions with the intent to realize a profit, considering the risks inherent in these hedging activities, whether the value of the notes increases or decreases. However, these hedging activities may result in a profit that is more or less than initially expected, or could result in a loss.

These trading activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers, and in accounts under our management. These trading activities, if they influence the value of the Exchange Rate Measure or secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

Our hedging activities may affect your return on the notes and their market value. We, or one or more of our affiliates, including the selling agents, may engage in hedging activities that may affect the value of the Exchange Rate Measure. Accordingly, our hedging activities may increase or decrease the market value of the notes prior to maturity, including on the Valuation Date, and therefore may affect the Redemption Amount. In addition, we or one or more of our affiliates, including the selling agents, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including the selling agents, may hold or resell the notes. Although we have no reason to believe that any of those activities will have a material impact on the Exchange Rate Measure, we cannot assure you that these activities will not affect the value of the Exchange Rate Measure and the market value of the notes prior to maturity or the Redemption Amount.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent. Our subsidiary, MLCS, will be the calculation agent for the notes and, as such, will determine the Final Exchange Rate, the Ending Value, and the Redemption Amount. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for example, in connection with the calculation agent’s determination as to whether the Exchange Rate is available as described in this pricing supplement. See the sections entitled “Description of the Notes—The Starting Value and the Ending Value” and “—Discontinuance of the U.S. Dollar or the Euro.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. No statutory provisions, regulations, published rulings, or other judicial decisions address the characterization of the notes or other instruments with terms substantially the same as the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Risks Relating to the Exchange Rate Measure

The Redemption Amount depends on the Final Exchange Rate, which will be affected by many complex factors outside of our control. The Exchange Rate may be affected by complex political and economic factors. The Exchange Rate is at any moment a result of the supply and demand for the U.S. dollar relative to the euro, and changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the U.S. and the European Union, including economic, financial, regulatory, social, and political developments. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments, and the extent of governmental surpluses or deficits in the U.S. and the member states of the European Union, all of which are in turn sensitive to the monetary, fiscal, and trade policies pursued by the governments in those countries, the European Union, and other countries important to international trade and finance.

Certain relevant information relating to the European Union and its member states may not be as well known or as rapidly or thoroughly reported in the U.S. as is comparable information relating to the U.S. economy. You should be aware of the possible lack of availability of important information that can affect the value of the euro relative to the U.S. dollar, and you may need to make special efforts to obtain that information on a timely basis.

The Exchange Rate could be affected by the actions of the U.S. government and the European Union. Foreign exchange rates either can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. The U.S. government and the European Union may use a variety of techniques, such as intervention by their central banks or the imposition of regulatory controls or taxes, to affect the exchange rates of the U.S. dollar and the euro. They may also issue a new currency to replace their existing currency or alter an exchange rate or relative exchange characteristics by devaluating or revaluating that currency. As a result, a special risk in purchasing the notes is that their liquidity, market value, and the Redemption Amount could be affected by the actions of the U.S. government and the European Union, which could change or interfere with otherwise freely determined currency valuation, fluctuations in response to other market forces, and the movement of such currencies across borders. There will be no adjustment or change in the terms of the notes in the event that the Exchange Rate should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments (except for the limited instance of the issuance of a replacement currency, as more fully described below in the section entitled “Description of the Notes—Discontinuance of the U.S. Dollar or the Euro”).

Even though currencies trade around-the-clock, the notes will not trade around-the-clock and the prevailing market prices for the notes may not reflect the Exchange Rates. The interbank market in foreign currencies is a global, around-the-clock market, which will not be the case for the notes. The hours of any trading for the notes will not conform to the hours during which the U.S. dollar and the euro are traded. Significant price and rate movements may take place in the applicable foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to movements occurring in the foreign exchange markets for the U.S. dollar and the euro.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information. However, this information will not necessarily be reflected in the Exchange Rate. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for you to obtain timely, accurate data about the state of the foreign exchange markets for the U.S. dollar and the euro.

Suspensions or disruptions of market trading in the U.S. dollar and the euro may adversely affect the value of the notes. The currency markets are subject to temporary distortions and other disruptions due to a variety of factors. These factors include government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. Any of these factors could impact the value of the U.S. dollar or the euro and, therefore, adversely affect the value of the notes.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under “Use of Proceeds.” In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.

DESCRIPTION OF THE NOTES

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” that will be issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is described more fully in the accompanying prospectus and prospectus supplement. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus.

The aggregate principal amount of the notes is $        . The notes are issued in denominations of whole units, and each unit will have a principal amount of $10.000. You may transfer notes only in whole units. The notes will mature on January     , 2012.

We will not pay interest on the notes.

Prior to maturity, the notes are not repayable at your option or our option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only. The CUSIP number for the notes is             .

Payment at Maturity

On the maturity date, subject to our credit risk as issuer of the notes, you will receive a cash payment per unit equal to the Redemption Amount. The Redemption Amount will be denominated in U.S. dollars and calculated as follows:

If the Ending Value is less than the Starting Value, you will receive a Redemption Amount per unit that is less than the Original Offering Price. However, in no case will the Redemption Amount be less than the “Minimum Redemption Amount” per unit of $9.000.

The “Participation Rate” is 125%.

The “Threshold Value” will be determined on the pricing date and will be between 116.00 and 120.00 (16.00% to 20.00% above the Starting Value).

The “Threshold Payment” will be $0.400 per unit, representing a return of 4% over the Original Offering Price.

The Starting Value and the Ending Value

The “Starting Value” of the Exchange Rate Measure will be set at 100.00 on the pricing date.

The “Ending Value” of the Exchange Rate Measure will be determined on the Valuation Date. The “Valuation Date” will be the fifth scheduled business day (as defined below) immediately prior to the maturity date. The actual Valuation Date will be determined on the pricing date and set forth in the final pricing supplement that will be made available in connection with sales of the notes.

The Ending Value will equal:

100 +	[	100 ×	(	Initial Exchange Rate - Final Exchange Rate	)	]
Initial Exchange Rate

The Ending Value will be rounded to two decimal places.

This formula will result in the Ending Value being greater than the Starting Value when the U.S. dollar strengthens against the euro, and the Ending Value being less than the Starting Value when the U.S. dollar weakens against the euro.

A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close and those banks are open for dealing in foreign exchange and foreign currency deposits.

If it is determined that the scheduled Valuation Date is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, the calculation agent will determine the Ending Value on the next applicable business day. If no such days occur prior to the second scheduled business day before the maturity date of the notes, the Ending Value will be determined (or, if not determinable, estimated) by the calculation agent on that day in a manner which the calculation agent considers commercially reasonable under the circumstances.

The Initial Exchange Rate and the Final Exchange Rate

The “Initial Exchange Rate” will be the Exchange Rate determined on the pricing date and will be set forth in the final pricing supplement that will be made available in connection with sales of the notes. The “Final Exchange Rate” will be the Exchange Rate determined on the Valuation Date shortly before the maturity date.

The “Exchange Rate” is expressed as the number of U.S. dollars for which one euro may be exchanged, as reported by Reuters on page EURUSDFIXMP=WM, or any substitute page thereto, at approximately 10:00 a.m. New York City time. Accordingly, a decrease in the Exchange Rate means that the value of the U.S. dollar has strengthened against the euro, and an increase in the Exchange Rate means that the value of the U.S. dollar has weakened against the euro.

If the Exchange Rate is not so quoted on the applicable page indicated above or any substitute pages thereto, then the Exchange Rate will be the number of U.S. dollars for which one euro may be exchanged, as reported by Bloomberg L.P. on page BFIX, or any substitute page, at approximately 10:00 a.m. New York City time. If the Exchange Rate is not so quoted on the applicable page, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time on the Valuation Date for the exchange of U.S. dollars and euros by three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the Valuation Date from two leading commercial banks in New York, London, Geneva, or Zurich (selected in the sole discretion of the calculation agent), for the exchange of U.S. dollars and euros. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the Valuation Date.

Discontinuance of the U.S. Dollar or the Euro

If the U.S. dollar is replaced by a successor monetary unit (the “new currency”) as the legal tender of the United States, the calculation agent will calculate the Final Exchange Rate by using the exchange rate of the euro to the new currency on the Valuation Date, multiplied by the number of U.S. dollars represented by one unit of the new currency. Conversely, in the event that the euro is replaced by a new currency, the calculation agent will calculate the Final Exchange Rate by using the exchange rate of the new currency relative to the U.S. dollar on the Valuation Date, multiplied by a fraction, the numerator of which will be “1” and the denominator of which will be the number of euros represented by one unit of the new currency. No other changes will be made to the terms of the notes as a result of such replacement.

As an example of the calculation described above, if the U.S. dollar is replaced by a new currency, and one unit of the new currency has a value equal to 1,000 units of the U.S. dollar, the Final Exchange Rate would be calculated by using the applicable exchange rate of the euro (relative to the new currency) multiplied by 1,000. Alternatively, if the euro is replaced by a new currency, and one unit of the new currency has a value equal to 1,000 euros, the Final Exchange Rate would be calculated by using the exchange rate of the new currency (relative to the U.S. dollar) multiplied by 1/1,000.

Events of Default

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the Redemption Amount described under the caption “—Payment at Maturity,” determined as if the notes matured on the date of acceleration and the Valuation Date was the fifth scheduled business day before the date of acceleration.

If a bankruptcy proceeding is commenced in respect of us, your claim may be limited, under the United States Bankruptcy Code, to the Original Offering Price. In case of a default in payment of the notes, whether at their maturity or upon acceleration, they will not bear a default interest rate.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the Initial Exchange Rate, the Final Exchange Rate, the Ending Value, the Redemption Amount, business days, and calculations related to the discontinuance of the U.S. dollar, the euro, or any successor currency. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent. However, we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will pay the Redemption Amount in immediately available funds so long as the notes are maintained in book-entry form.

Listing

The notes will not be listed on any securities exchange.

THE EXCHANGE RATE MEASURE

The Exchange Rate Measure tracks a short position in the euro relative to the U.S. dollar, based on the Exchange Rate for these currencies. The Exchange Rate is expressed as the number of U.S. dollars for which one euro may be exchanged. Accordingly, a decrease in the Exchange Rate means that the value of the U.S. dollar has strengthened against the euro, and an increase in the Exchange Rate means that the value of the U.S. dollar has weakened against the euro.

Historical Data on the Exchange Rate

The following table sets forth the high and low daily Exchange Rates for the first quarter of 2004 through December 18, 2009. These Exchange Rates were obtained from publicly available information on Bloomberg L.P. These Exchange Rates should not be taken as an indication of the future value of the U.S. dollar, the euro, or the Exchange Rate Measure, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value and equal to or less than the Threshold Value.

As described above, the Exchange Rate is expressed as the number of U.S. dollars for which one euro can be exchanged. As a result, the “High” values represent the weakest that the U.S. dollar was relative to the euro, while the “Low” values represent the strongest that the U.S. dollar was relative to the euro.

On December 18, 2009, the Exchange Rate was 1.4338 U.S. dollars per euro, as reported by Bloomberg L.P. The Initial Exchange Rate will be determined by the calculation agent on the pricing date and will be set forth in the final term sheet that will be made available in connection with sales of the notes.

	High	Low
2004
First Quarter	1.2842	1.2128
Second Quarter	1.2365	1.1822
Third Quarter	1.2452	1.2011
Fourth Quarter	1.3637	1.2285

2005
First Quarter	1.3465	1.2757
Second Quarter	1.3087	1.2032
Third Quarter	1.2542	1.1902
Fourth Quarter	1.2179	1.1670

2006
First Quarter	1.2307	1.1820
Second Quarter	1.2928	1.2092
Third Quarter	1.2892	1.2505
Fourth Quarter	1.3343	1.2513

	High	Low
2007
First Quarter	1.3385	1.2893
Second Quarter	1.3652	1.3302
Third Quarter	1.4267	1.3426
Fourth Quarter	1.4872	1.4048

2008
First Quarter	1.5845	1.4454
Second Quarter	1.5991	1.5380
Third Quarter	1.5938	1.3998
Fourth Quarter	1.4419	1.2453

2009
First Quarter	1.4045	1.4454
Second Quarter	1.4303	1.2921
Third Quarter	1.4790	1.3884
Fourth Quarter (through December 18)	1.5134	1.4338

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiaries, MLPF&S and First Republic, will act as our selling agents in connection with the offering of the notes. The selling agents are parties to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

Each selling agent will receive the compensation set forth on the cover of this pricing supplement as to the notes sold through its efforts. You must have an account with one of the selling agents to purchase the notes. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

The selling agents are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)). Accordingly, the offering of the notes will conform to the requirements of NASD Rule 2720.

No selling agent is acting as your fiduciary or advisor, and you should not rely upon any communication from either selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We may deliver the notes against payment therefore in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.”

If you place an order to purchase the notes, you are consenting to each of MLPF&S and First Republic acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with the selling agents, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

The selling agents and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agents may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Code, regulations promulgated under the Code by the Treasury (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations, or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding the notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders, as defined below) whose functional currency for tax purposes is not the U.S. dollar, persons holding the notes in a tax-deferred or tax-advantaged account, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any state of the U.S. or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding paragraph, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also are U.S. Holders. As used in this pricing supplement, the term “Non-U.S. Holder” means a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and, accordingly, this summary does not apply to partnerships. A partner of a partnership holding the notes should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of the notes.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes. We intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below with the result that the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders – Income Tax Considerations

Interest and Original Issue Discount. The amount payable on the notes at maturity will depend on the performance of the Exchange Rate. Because the Exchange Rate consists of foreign currencies, the U.S. federal income tax treatment of the notes to a U.S. Holder will depend on whether the “denomination currency” (as defined in the applicable Treasury regulations) of such notes is the U.S. dollar. We intend to take the position that the denomination currency of such notes is the U.S. dollar and the balance of this discussion so assumes. Accordingly, the notes are not subject to the special rules described in the Treasury regulations governing nonfunctional currency contingent payment debt instruments.

Under the characterization described above, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” both as described below, established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on the notes must timely disclose and justify the use of other estimates to the IRS.

A “comparable yield” with respect to the notes generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the notes). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the notes.

A “projected payment schedule” with respect to the notes generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. Based upon market conditions as of the date of this preliminary pricing supplement, as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on February 4, 2010 and were scheduled to mature on January 31, 2012, the “projected payment schedule” per $10 principal amount of the notes would consist of a single payment of $10.4015 at maturity. This projected payment schedule consists of a projection for tax purposes of the Redemption Amount. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement. See “—Hypothetical Tax Accrual Table,” below. You should be aware that this amount is not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the projected payment schedule, we make no representations regarding the actual amounts of payments on the notes.

Based on the comparable yield and the projected payment schedule of the notes, a U.S. Holder of the notes (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the notes for each day in the taxable year on which the holder held the notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes, as set forth below. The daily portions of interest for the notes are determined by allocating to each day in an accrual period the ratable portion of interest on the notes that accrues in the accrual period. The amount of interest on the notes that accrues in an accrual period is the product of the comparable yield on the notes (adjusted to reflect the length of the accrual period) and the adjusted issue price of the notes at the beginning of the accrual period. The adjusted issue price of the notes at the beginning of the first accrual period will equal its issue price. The issue price of each note in an issue of the notes is the first price at which a substantial amount of those notes has been sold (including any premium paid for those notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the notes and any interest previously accrued on the notes by a holder (without regard to any positive or negative adjustments, described below) minus (2) the amount of any projected payments on the notes for previous accrual periods. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment for the notes for the taxable year in which a contingent payment is paid (including a payment at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the notes that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the notes over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the notes in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the notes or to reduce the amount realized on a sale, exchange, or retirement of the notes and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

If all contingent payments on the notes become fixed on a day that is more than six months before the maturity date, applicable Treasury regulations provide that a holder should make adjustments to the prior and future interest inclusions in respect of the notes over the remaining term for the notes in a reasonable manner. U.S. Holders should consult their tax advisor as to what would be a “reasonable manner” in their particular situation.

Hypothetical Tax Accrual Table. The table below sets forth the following information with respect to each $10 principal amount of the notes for each of the applicable accrual periods through the maturity date of the notes:

•	the amount of interest deemed to have accrued during the accrual period; and

•	the total amount of interest deemed to have accrued from the original issue date through the end of the accrual period.

The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 2.03% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this pricing supplement as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the notes as if the notes had been issued on February 4, 2010 and were scheduled to mature on January 31, 2012. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the notes, which would consist of a single payment of $10.4105 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final pricing supplement.

Accrual Period	Interest Deemed to Accrue on a Note During Accrual Period (per Unit)	Total Interest Deemed to Have Accrued on a Note as of End of Accrual Period (per Unit)

February 4, 2010 to December 31, 2010	$0.1852	$0.1852
January 1, 2011 to December 31, 2011	$0.2078	$0.3930
January 1, 2012 to January 31, 2012	$0.0175	$0.4105

Sale, Exchange, or Retirement. Upon a sale, exchange, or retirement of the notes prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the notes are held for investment purposes, the amount of income or gain realized with respect to the notes should not constitute unrelated business taxable income. However, if the notes constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of the notes to purchase or carry the notes, all or a portion of any income or gain realized with respect to such notes may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the notes should be aware that whether or not any income or gain realized with respect to the notes which is owned by an organization that is generally exempt from U.S. federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the notes that are generally exempt from U.S. federal income taxation should consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the notes.

Non-U.S. Holders – Income Tax Considerations

U.S. Federal Income and Withholding Tax

Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, principal and interest payments, including any OID, that are received from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S., or a permanent establishment maintained in the U.S. if certain tax treaties apply, generally will not be subject to U.S. federal income or withholding tax except as provided below. Interest, including any OID and any gain realized on the sale, exchange, or retirement of the notes, may be subject to a 30% withholding tax (or less under an applicable treaty, if any) if:

•	a Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	a Non-U.S. Holder is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

•	a Non-U.S. Holder is a bank extending credit under a loan agreement in the ordinary course of its trade or business;

•

the payments on the notes are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party (other than payments that are based on the value of a security or index of securities that are, and will continue to be, actively traded within the meaning of

Section 1092(d) of the Code, and that are not nor will be a “United States real property interest” as described in Section 897(c)(1) or 897(g) of the Code); or

•	the Non-U.S. Holder does not satisfy the certification requirements described below.

A Non-U.S. Holder generally will satisfy the certification requirements if either: (A) the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that it is a non-United States person and provides its name and address (which certification may generally be made on an IRS Form W-8BEN, or a substitute or successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the notes either (i) certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes us with a copy of the statement or (ii) otherwise complies with applicable U.S. federal income and withholding tax certification requirements.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that income on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the U.S. as discussed below. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if interest (including any OID) on the notes, or gain realized on the sale, exchange, or other disposition of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the applicable certification requirements are satisfied), generally will be subject to U.S. federal income tax on such interest (including any OID) or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading “—U.S. Holders – Income Tax Considerations,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

U.S. Federal Estate Tax

Under current law, the notes should generally not be includible in the estate of a Non-U.S. Holder unless the individual actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of the individual’s death, payments in respect of that note would have been effectively connected with the conduct by the individual of a trade or business in the U.S.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal, any premium, and interest on the notes, and the accrual of OID. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of the notes before maturity. Additionally, backup withholding generally will apply to any payments, including payments of OID, if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns or a U.S. Holder does not certify that it has not underreported its interest and dividend income.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of the notes to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the U.S. or whose U.S. partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the U.S., or a U.S. branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of the notes to or through the U.S. office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Reportable Transactions

Applicable Treasury regulations require taxpayers that participate in “reportable transactions” to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, “material advisors” with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transaction, and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in the notes. Whether an investment in the notes constitutes a “reportable transaction” for any investor depends on the investor’s particular circumstances. The Treasury regulations provide that, in addition to certain other transactions, a “loss transaction” constitutes a “reportable transaction.” A “loss transaction” is any transaction resulting in the taxpayer claiming a loss under Section 165 of the Code, in an amount equal to or in excess of certain threshold amounts, subject to certain exceptions. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have for their investment in the notes and should be aware that, should any “material advisor” determine that the return filing or investor list maintenance requirements apply to this transaction, they would be required to comply with these requirements.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or

Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.